UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

           ------------------------------------------

                          SCHEDULE 13D

                        (Amendment No.28)

            Under the Securities Exchange Act of 1934

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                       September 20, 2002
     (Date of Event which Requires Filing of this Statement)


             ---------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 969-901-107                        Page 1 of 8 Pages
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization      United States
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power                   0*
  Shares		----------------------------------------
Beneficially        (8)  Shared Voting Power                  0*
 Owned by		----------------------------------------
   Each             (9)  Sole Dispositive Power       3,511,000
Reporting		----------------------------------------
Person With         (10) Shared Dispositive Power     3,483,900**
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,994,900**
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
			22.6%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                           IN
-----------------------------------------------------------------


*Voting power subject to Voting Proxy Agreement described in Item
 6 of Amendment No. 19 to this Statement.

**Includes shares owned by National Amusements, Inc.

CUSIP No. 969-901-107                      Page 2 of 8 Pages
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization        Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power          0*
  Shares		----------------------------------------
Beneficially        (8)  Shared Voting Power        0*
Owned by		----------------------------------------
   Each             (9)  Sole Dispositive Power     0
Reporting		----------------------------------------
Person With         (10) Shared Dispositive Power   3,483,900
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    3,483,900
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 11.25%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)        CO
-----------------------------------------------------------------



*Voting power subject to Voting Proxy Agreement described in Item
 6 of Amendment No. 19 to this Statement.

                                        Page 3 of 8 Pages

Item 1.   Security and Issuer.
          ---------------------

          This Amendment No. 28 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended as follows:

   (a) NAI is currently the beneficial owner, with shared dispositive and no voting power, of 3,483,900 Common Shares, or approximately 11.25%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of September 20, 2002).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 3,511,000 Common Shares, or approximately 11.34%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 20, 2002). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 6,994,900 Common Shares, or approximately 22.6% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 20, 2002).

   As stated in the Issuer's Annual Report dated September 20, 2002, there are 30,956,707 shares reported issued and outstanding (representing a decrease from the 32,045,607 shares reported issued and outstanding in the Issuer's quarterly report of May 10, 2002). This decrease, combined with the purchases made by the reporting person since the filing of the last amendment to
Schedule 13D, have resulted in the reporting persons having increased their overall percentage ownership of the Issuer's stock by more than 1%.

   The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 of the Amendment No. 19 of this Statement.

   (c) Transactions effected since the filing of the Statement on Schedule 13 D Amendment Number 27 filed with the SEC on September 10, 2002:
        All transactions were executed by Bear Stearns, New
        York, N.Y.



              DATE        NO. OF SHARES        PRICE
	    ------------------------------------------
            9/9/2002           200             15.65
            9/9/2002           100             15.65
            9/9/2002           500             15.78
            9/9/2002           100             15.77
            9/9/2002           100             15.75
            9/9/2002           300             15.75
            9/9/2002           100             15.65
            9/9/2002           100             15.56
            9/9/2002           100             15.51
            9/9/2002           100             15.52
            9/9/2002           100             15.31

                                             Page 4 of 8 Pages

              DATE        NO. OF SHARES        PRICE
	    -----------------------------------------
            9/9/2002           900             15.21
            9/9/2002           200             15.21
            9/9/2002           100             15.28
            9/9/2002           400             15.30
            9/9/2002           500             15.39
            9/9/2002           200             15.39
            9/9/2002          2,700            15.37
            9/9/2002           200             15.38
            9/9/2002           500             15.48
            9/9/2002           500             15.57
            9/9/2002           300             15.57
            9/9/2002          2,100            15.56
            9/9/2002           700             15.54
            9/9/2002           200             15.38
            9/9/2002           300             15.39
            9/9/2002           200             15.41
            9/9/2002           200             15.41
            9/9/2002           100             15.41
            9/9/2002           500             15.41
            9/9/2002           500             15.41
            9/9/2002           100             15.22
            9/9/2002           200             15.18
            9/9/2002           100             15.18
            9/9/2002           200             15.19
            9/9/2002           100             15.24
            9/9/2002           200             15.24
            9/9/2002           100             15.25
            9/9/2002           200             15.27
            9/9/2002           200             15.28
            9/9/2002           200             15.32
            9/9/2002           300             15.39
            9/9/2002           200             15.39
            9/9/2002           300             15.36
            9/9/2002           500             15.48
            9/9/2002           200             15.49
            9/9/2002           300             15.49
            9/9/2002           100             15.50
            9/9/2002           500             15.70
            9/9/2002           100             15.55
            9/9/2002          1,000            15.64
            9/9/2002           500             15.75
            9/9/2002           500             15.77
            9/9/2002           500             15.87
            9/9/2002          1,000            15.88
            9/9/2002          1,000            15.87
            9/9/2002          1,000            15.96
            9/9/2002           100             15.95
            9/9/2002          1,600            15.97
            9/9/2002           900             15.97

                                             Page 5 of 8 Pages

              DATE        NO. OF SHARES        PRICE
	    ----------------------------------------
            9/9/2002           500             15.97
            9/9/2002           200             16.00
            9/9/2002          1,300            16.10
            9/9/2002           600             15.99
            9/9/2002           400             16.05
            9/9/2002          2,000            16.07
            9/9/2002          3,000            16.10
            9/9/2002           300             16.10
            9/9/2002           800             16.14
            9/9/2002           600             16.15
            9/9/2002          1,200            16.15
            9/9/2002           400             16.15
            9/9/2002           200             16.12
            9/9/2002          1,800            16.13
            9/9/2002           900             16.06
            9/9/2002          1,200            16.03
            9/9/2002           400             15.98
            9/9/2002           400             15.98
            9/9/2002          1,500            15.96
            9/9/2002          1,000            15.89
            9/10/2002          500             16.05
            9/10/2002          500             16.08
            9/10/2002          100             16.06
            9/10/2002          100             16.03
            9/10/2002          400             15.99
            9/10/2002          200             15.97
            9/10/2002         1,400            15.91
            9/10/2002          100             15.91
            9/10/2002          200             15.92
            9/10/2002          200             15.93
            9/10/2002          200             15.95
            9/10/2002          100             15.96
            9/10/2002          200             15.98
            9/10/2002          100             15.88
            9/10/2002          900             15.90
            9/10/2002         2,000            15.98
            9/10/2002         1,000            15.99
            9/10/2002         1,600            15.99
            9/10/2002          500             15.97
            9/10/2002          100             15.96
            9/10/2002          200             15.97
            9/10/2002          200             15.97
            9/10/2002          500             15.95
            9/10/2002          100             15.95
            9/10/2002          200             15.96
            9/10/2002          700             15.98
            9/10/2002         1,000            15.99
            9/10/2002          300             15.99
            9/10/2002         4,700            16.00

                                             Page 6 of 8 Pages

              DATE        NO. OF SHARES        PRICE
	    ----------------------------------------
            9/10/2002          300             15.99
            9/10/2002         1,500            15.99
            9/10/2002          100             15.89
            9/10/2002          300             15.94
            9/10/2002          300             15.90
            9/10/2002          200             15.90
            9/10/2002          500             15.94
            9/10/2002          100             15.89
            9/10/2002          200             15.90
            9/10/2002          100             15.90
            9/10/2002          700             15.88
            9/11/2002          200             16.13
            9/11/2002          300             15.93
            9/11/2002          100             15.91
            9/11/2002          100             15.86
            9/11/2002          100             15.85
            9/12/2002          300             15.89
            9/12/2002          100             15.82
            9/12/2002          200             15.80
            9/12/2002          200             15.84
            9/12/2002          100             15.84
            9/12/2002          500             15.75
            9/13/2002          200             15.65
            9/13/2002          100             15.59
            9/13/2002          100             15.57
            9/13/2002          100             15.57
            9/13/2002          100             15.70
            9/13/2002          200             15.71
            9/13/2002          100             15.83
            9/13/2002          200             15.89
            9/13/2002          200             15.65
            9/13/2002          200             15.64
            9/13/2002          100             15.53
            9/13/2002          200             15.53
            9/13/2002          200             15.48
            9/13/2002          200             15.70
            9/16/2002          100             15.38
            9/16/2002          100             15.38
            9/16/2002          100             15.41
            9/17/2002          100             15.52
            9/17/2002          200             15.55
            9/17/2002          100             15.25
            9/17/2002          100             15.21
            9/17/2002          400             15.21
            9/18/2002          400             14.93
            9/18/2002          100             14.58
            9/18/2002          200             14.58
            9/18/2002          500             14.54
            9/18/2002          100             14.71

                                             Page 7 of 8 Pages

              DATE        NO. OF SHARES        PRICE
	    ----------------------------------------
            9/18/2002          500             14.74
            9/18/2002          200             14.74
            9/18/2002          300             14.62
            9/18/2002          200             14.57
            9/18/2002          400             14.39
            9/18/2002          100             14.49
            9/18/2002          100             14.60
            9/18/2002          200             14.56
            9/18/2002          200             14.41
            9/19/2002          200             14.52
            9/19/2002          200             14.42
            9/19/2002          200             14.46
            9/19/2002          200             14.52
            9/19/2002          100             14.33
            9/19/2002          200             14.32
            9/19/2002          200             14.36
            9/19/2002          100             14.35
            9/19/2002          100             14.34
            9/19/2002          100             14.17
            9/19/2002          200             14.19
            9/19/2002          200             14.19
            9/19/2002          100             14.14
            9/19/2002          100             14.18
            9/19/2002          300             14.12
            9/20/2002          500             14.20
            9/20/2002          200             14.30
            9/20/2002          100             14.23
            9/20/2002          100             14.24
            9/20/2002          400             14.23
            9/20/2002          200             13.99
            9/20/2002          200             13.99
            9/20/2002          200             13.94
            9/20/2002          200             14.05
            9/20/2002          200             13.94
            9/20/2002          400             13.94
            9/20/2002          400             13.96
            9/20/2002          100             13.94
            9/20/2002          200             14.00
            9/20/2002          200             13.93
            9/20/2002          100             13.99
            9/20/2002         1,500            14.04
            9/20/2002          100             14.15
            9/20/2002         1,000            14.07
            9/20/2002          100             14.03
            9/20/2002          200             14.04
            9/20/2002         1,000            14.04
            9/23/2002          200             14.05
            9/23/2002          100             13.76
            9/23/2002          100             13.78

                                             Page 8 of 8 Pages

              DATE        NO. OF SHARES        PRICE
	    ----------------------------------------
            9/23/2002          100             13.90
            9/23/2002          100             13.86
            9/23/2002          100             13.76
            9/23/2002          500             13.88
            9/23/2002          200             14.00
            9/23/2002          200             13.98
            9/23/2002          200             13.88
            9/23/2002          100             14.03
            9/23/2002          100             13.89
            9/23/2002          100             13.90
            9/24/2002          200             13.81



Item 7.   Material to Be Filed as Exhibits
          --------------------------------


     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.


                           Signatures
                             ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



September 25, 2002                 /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually



                                   National Amusements, Inc.


                                   By:   /s/ Sumner M. Redstone
                                         ----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer

                                             Exhibit 1


                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the
Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                            ------------------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                            ------------------------------
                              Sumner M. Redstone
                               Individually